UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 25, 2008
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Tankers Ltd. dated November 25, 2008.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Date: November 25, 2008	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
NEWS RELEASE

TEEKAY TANKERS LTD. REPORTS
RESTATED FIRST AND SECOND QUARTER 2008 RESULTS

Highlights
•	Teekay Tankers has completed a financial restatement of its fiscal 2008 first and second quarter results.
•	There is no impact on the Company’s previously reported cash available for distribution or liquidity in any period.
•	All restatement adjustments are non-cash in nature and do not affect the economics of the Company.
•	The Company will host a conference call on Tuesday, November 25, 2008 to discuss its restated results and key elements of its financial position and outlook.
Hamilton, Bermuda, November 25, 2008 — Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported that it has restated its previously reported financial results for the first and second quarters of 2008 to adjust its accounting treatment for:
•	an interest rate swap agreement under the Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging (SFAS 133), as more fully discussed below under “Restatement for Accounting under SFAS 133”; and

•	two vessels acquired from Teekay Corporation (Teekay) subsequent to the Company’s December 2007 initial public offering, whereby the Company’s financial statements have been retroactively adjusted to include the historical results of the vessels from the date they were originally acquired by Teekay and began operating, as more fully discussed below under “Changes to Accounting for Dropdown Transactions”.
Subsequent to the release of its results for the second quarter of 2008 on August 7, 2008, the Company determined that it would be required to restate its previously reported financial results. Accordingly, the Company’s previously reported financial statements for the three months ended March 31, 2008 and June 30, 2008 have been restated. A summary of the Company’s financial results reflecting the restatement adjustments for these periods is provided below. More detailed financial information relating to the restatements will be included in the amended Form 6-K/A Report for the quarter ended March 31, 2008 and in the Form 6-K Report for the quarter ended June 30, 2008, which the Company expects to furnish to the U.S. Securities and Exchange Commission and make available on its website at www.teekaytankers.com no later than December 5, 2008.
“The requirement to restate our historical financials arose from a detailed and thorough restatement audit which was initiated at Teekay Tankers’ parent company, Teekay Corporation,” stated Vince Lok, Teekay Tankers’ Chief Financial Officer. “It is important to emphasize that adjustments to the Company’s reported net income as a result of these restatements are due to changes in the Company’s accounting treatment only and have no impact on the Company’s actual cash flows. Any adjustments to net income as a result of the change in the Company’s hedge accounting are exclusively due to unrealized gains or losses from the change in the mark-to-market value of our interest rate swap agreement at the end of each reporting period, which have no cash impact. This change in accounting treatment does not affect the economics of our hedging transactions.”
Mr. Lok continued, “In addition, the change in the accounting treatment for vessel dropdowns only impacts the periods prior to when the Company acquired the vessels from Teekay Corporation and, therefore, has no effect on our financial results subsequent to the date of acquisition and also does not impact our cash available for distribution or liquidity in any period.”
A summary of financial information reflecting the restatement adjustments for the three and six months ended June 30, 2008 and 2007 and the three months ended March 31, 2008 is presented below.
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Summary of Restated Second Quarter 2008 Results
Since the restatement adjustments are all non-cash in nature, they have no impact on the Company’s cash available for distribution. On August 5, 2008, Teekay Tankers declared a cash dividend of $0.90 per share for the quarter ended June 30, 2008, representing a total cash dividend of $22.5 million(1). The dividend was paid on August 22, 2008 to all shareholders of record as of August 15, 2008.
On November 24, 2008, the Company declared a cash dividend of $1.07 per share for the quarter ended September 30, 2008. The cash dividend is payable on December 10, 2008 to all shareholders of record on December 3, 2008.
The effect of the accounting adjustments noted above on net income for the three and six months ended June 30, 2008 and 2007 and for the three months ended March 31, 2008, as previously reported on August 7, 2008, is summarized in the table below. The results of vessels acquired from Teekay relating to the periods prior to their acquisition by the Company are referred to herein as the Dropdown Predecessor.

	Net Income
	Three Months Ended			Six Months Ended
	June 30, 2008	March 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007
(in thousands of U.S. dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

As Previously Reported (2)	22,005	14,038	12,411	36,043	27,896
Adjustments:
Derivative Instrument (3)	325	(4,356)	—	(4,031)	—
Dropdown Predecessor (4)	298	812	—	1,110	—

As Restated	22,628	10,494	12,411	33,122	27,896

For the three months ended June 30, 2008, Teekay Tankers now reports net income of $22.6 million, or $0.89 per share, compared to net income of $10.5 million, or $0.39 per share, for the three months ended March 31, 2008. The results for the quarter ended June 30, 2008 now include an unrealized gain relating to the change in fair value of an interest rate swap agreement that has the effect of increasing net income by $5.4 million(5), or $0.22 per share. The results for the quarter ended March 31, 2008 now include an unrealized loss relating to the change in fair value of an interest rate swap that has the effect of decreasing net income by $4.4 million, or $0.18 per share. Net voyage revenues(6) for the three months ended June 30, 2008 increased to $35.6 million, compared to $33.4 million for the three months ended March 31, 2008.
Net income for the six months ended June 30, 2008 is now $33.1 million, or $1.28 per share, compared to net income of $27.9 million, or $1.86 per share, for the same period last year. The results for the six months ended June 30, 2008 include an unrealized gain relating to the change in fair value of an interest rate swap agreement that has the net effect of increasing net income by $1.0 million(5), or $0.04 per share. Net voyage revenues(6) for the six months ended June 30, 2008 increased to $69.0 million from $55.7 million for the same period in 2007.

(1)	Please refer to Appendix A to this release for a calculation of the cash dividend amount.

(2)	Previously reported net income for the three and six months ended June 30, 2008 included an unrealized gain of $5.0 million from an interest rate swap agreement.

(3)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(4)	Please refer to “Changes to Accounting for Dropdown Transactions” included in this release.

(5)	Unrealized gains of $5.4 million and $1.0 million relating to the change in fair value of an interest rate swap agreement for the three and six months ended June 30, 2008, respectively, are comprised of $5.0 million included in the previously reported net income for such periods and adjustments of $325,000 and ($4.0) million for the three and six months ended June 30, 2008, respectively.

(6)	Net voyage revenues represent voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com for a reconciliation of this non-GAAP financial measure.
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Further Information Regarding Restatement Items
Restatement for Accounting under SFAS 133
Subsequent to the release of its results for the second quarter of 2008, the Company has restated its financial results for the quarters ended March 31, 2008 and June 30, 2008 to adjust its accounting treatment for an interest rate swap agreement pursuant to SFAS 133. This interest rate swap agreement did not qualify for hedge accounting treatment under SFAS 133, as aspects of the Company’s hedge documentation did not meet the strict technical requirements of the standard.
Accordingly, the Company has now recognized the changes in the fair value of its swap agreement through the statement of income rather than directly to stockholders’ equity on the balance sheet. The restatement, which is non-cash in nature, has resulted in adjustments to Teekay Tanker’s previously reported net income, but does not affect the economics of the hedging transaction and does not have any impact on the Company’s previously reported cash available for distribution, liquidity or total stockholders’ equity. The Company believes that the applicable derivative transaction was consistent with its risk management policies and that its overall hedging strategy continues to be sound.
The Company has discontinued the use of hedge accounting for its interest rate swap agreement. As a result, the unrealized gains and losses due to the change in the fair value of this derivative instrument will be reflected as increases and decreases to the Company’s interest expense going forward. This change will not impact the economics of the hedging transaction, nor the Company’s cash available for distribution or liquidity in any future period.
Changes to Accounting for Dropdown Transactions
Subsequent to the release of its results for the second quarter of 2008, the Company reviewed and revised its accounting treatment for the two Suezmax tankers, the Ganges Spirit and the Narmada Spirit, which it acquired from Teekay on April 7, 2008 (the Suezmax Dropdowns). The Company initially accounted for the Suezmax Dropdowns as asset acquisitions (rather than business acquisitions) and recorded the financial results of these vessels commencing from the date the vessels were acquired by Teekay Tankers.
Although substantially all of the value relating to the Suezmax Dropdowns is attributable to the vessels and associated time-charters, the Company has now determined that these related-party vessel acquisitions should be accounted for as business acquisitions (rather than asset acquisitions) under the provision of the Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141). Under SFAS 141, business acquisitions for entities under common control which have begun operations are required to be accounted for in a manner whereby the Company’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay.
Accordingly, the Company has recast its financial statements for the three and six months ended June 30, 2008 to retroactively adjust for the Suezmax Dropdowns as if the vessels had been acquired by the Company on August 1, 2007, the date the vessels were acquired by Teekay. As a result, the Company’s financial statements for the three and six months ended June 30, 2008 now include the results of the Suezmax Dropdowns prior to their acquisition by the Company.
The retroactive adjustments to reflect the results of the Dropdown Predecessor for the Suezmax Dropdowns have resulted in changes to Teekay Tanker’s previously reported net income and total stockholders’ equity. As they are non-cash in nature, these adjustments have not resulted in changes to the Company’s previously reported cash available for distribution or liquidity. The effects of these adjustments relating to the Dropdown Predecessor on the Company’s previously reported net income for the three and six months ended June 30, 2008 are increases of $0.3 million and $1.1 million, respectively. The effect of these adjustments on the Company’s previously reported total stockholders’ equity as at June 30, 2008 is an increase of $4.7 million.
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About Teekay Tankers Ltd.
Teekay Tankers Ltd. is a Marshall Islands corporation formed in late 2007 by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers Ltd. currently owns a fleet of nine double-hull Aframax tankers and two double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate, time-charter contracts and spot tanker market trading. In addition, Teekay Corporation has agreed to offer to Teekay Tankers Ltd., prior to June 18, 2009, the opportunity to purchase an additional two existing Suezmax tankers. Teekay Tankers Ltd. intends to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.
Conference Call
Teekay Tankers plans to host a conference call at 1:00 p.m. ET on Tuesday, November 25, 2008, to discuss the Company’s restated results. In addition, the Company will take the opportunity to discuss key elements of its financial position and outlook. All shareholders and interested parties are invited to listen to the live conference call at www.teekaytankers.com or by dialing (866) 321-8231, or (416) 642-5213 if outside North America, and quoting confirmation code 3731845. The Company plans to make available a recording of the conference call until midnight December 2, 2008 by dialing (888) 203-1112 or (647) 436-0148, and entering access code 3731845, or via the Company’s web site until December 24, 2008.
An investor presentation to accompany this conference call will be made available on the Company’s web site at www.teekaytankers.com prior to the start of the call.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekaytankers.com
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TEEKAY TANKERS LTD.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF INCOME
(in thousands of U.S. dollars, except share data)

	Three Months Ended June 30, 2008
		Adjustments
	As Previously	Derivative	Dropdown	As
	Reported	Instruments(1)	Predecessor(2)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	35,745	—	537	36,282

OPERATING EXPENSES
Voyage expenses	618	—	91	709
Vessel operating expenses	7,669	—	(19)	7,650
Depreciation and amortization	5,430	—	129	5,559
General and administrative	1,670	—	—	1,670

	15,387	—	201	15,588

Income from vessel operations	20,358	—	336	20,694

OTHER ITEMS
Interest gain (expense) (3)(4)	1,429	325	(38)	1,716
Interest income	225	—	—	225
Other expense — net	(7)	—	—	(7)

	1,647	325	(38)	1,934

Net income	22,005	325	298	22,628

Earnings per share (5) - Basic and diluted	$0.88			$0.89
Weighted-average number of Class A common shares outstanding - Basic and diluted	12,500,000			12,500,000
Weighted-average number of Class B common shares outstanding - Basic and diluted	12,500,000			12,500,000
Weighted-average number of total common shares outstanding - Basic and diluted	25,000,000			25,000,000

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Relates to the Dropdown Predecessor for the Suezmax Dropdowns for the period from April 1, 2008 to April 6, 2008, when the vessels were operating and under the common control of Teekay prior to their acquisition by the Company. Please refer to “Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Interest gain (expense) has been restated to reflect unrealized gains and losses due to the change in the mark-to-market value of an interest rate swap agreement that does not qualify as an effective hedge for accounting purposes.

(4)	The previously reported interest gain (expense) for the three months ended June 30, 2008 included an unrealized gain of $5.0 million relating to the change in fair value of an interest rate swap agreement. The restated interest gain (expense) now includes a total unrealized gain of $5.4 million for the three months ended June 30, 2008 relating to the change in fair value of the interest rate swap agreement.

(5)	Earnings per share is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor, by the weighted-average number of shares outstanding during the applicable period.
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TEEKAY TANKERS LTD.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF INCOME
(in thousands of U.S. dollars, except share data)

	Three Months Ended March 31, 2008
		Adjustments
	As	Derivative	Dropdown	As
	Reported	Instruments(1)	Predecessor(2)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	26,671	—	6,821	33,492

OPERATING EXPENSES
Voyage expenses	96	—	11	107
Vessel operating expenses	5,580	—	1,125	6,705
Depreciation and amortization	3,489	—	2,155	5,644
General and administrative	1,321	—	580	1,901

	10,486	—	3,871	14,357

Income from vessel operations	16,185	—	2,950	19,135

OTHER ITEMS
Interest expense (3)(4)	(2,206)	(4,356)	(2,138)	(8,700)
Interest income	65	—	—	65
Other expense — net	(6)	—	—	(6)

	(2,147)	(4,356)	(2,138)	(8,641)

Net income	14,038	(4,356)	812	10,494

Earnings per share (5) - Basic and diluted	$0.56			$0.39
Weighted-average number of Class A common shares outstanding - Basic and diluted	12,500,000			12,500,000
Weighted-average number of Class B common shares outstanding - Basic and diluted	12,500,000			12,500,000
Weighted-average number of total common shares outstanding - Basic and diluted	25,000,000			25,000,000

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Relates to the Dropdown Predecessor (based on Form 6-K for the quarter ended June 30, 2008) for the Suezmax Dropdowns for the period from January 1, 2008 to March 31, 2008, when the vessels were operating and under the common control of Teekay prior to their acquisition by the Company. Please refer to “Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Interest expense has been restated to reflect unrealized gains and losses due to the change in the mark-to-market value of an interest rate swap agreement that does not qualify as an effective hedge for accounting purposes.

(4)	Restated interest expense includes an unrealized loss of $4.4 million for the three ended March 31, 2008 relating to the change in fair value of an interest rate swap agreement.

(5)	Earnings per share is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor, by the weighted-average number of shares outstanding during the applicable period.
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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENT OF INCOME (1)
(in thousands of U.S. dollars, except share data)

	Three Months Ended June 30, 2007
		Adjustments
	As	Derivative	Dropdown	As
	Reported	Instruments(2)	Predecessor(3)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	37,408	—	—	37,408

OPERATING EXPENSES
Voyage expenses	10,869	—	—	10,869
Vessel operating expenses	5,172	—	—	5,172
Depreciation and amortization	3,905	—	—	3,905
General and administrative	3,260	—	—	3,260

	23,206	—	—	23,206

Income from vessel operations	14,202	—	—	14,202

OTHER ITEMS
Interest expense	(1,789)	—	—	(1,789)
Other expense — net	(2)	—	—	(2)

	(1,791)	—	—	(1,791)

Net income	12,411	—	—	12,411

Earnings per share - Basic and diluted	$0.83			$0.83
Weighted-average number of Class A common shares outstanding - Basic and diluted (4)	2,500,000			2,500,000
Weighted-average number of Class B common shares outstanding - Basic and diluted (4)	12,500,000			12,500,000
Weighted-average number of total common shares outstanding - Basic and diluted	15,000,000			15,000,000

(1)	Teekay formed Teekay Tankers in October 2007. Prior to the closing of the Company’s initial public offering on December 18, 2007, a subsidiary of Teekay transferred to the Company nine wholly owned subsidiaries, each of which owns one Aframax tanker, in exchange for 12,500,000 shares of the Company’s Class B common stock, 2,500,000 shares of the Company’s Class A common stock and a $180.8 million non-interest bearing promissory note. Prior to these contributions to the Company, Teekay transferred seven of the nine Aframax tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any transactions specifically attributable to these nine vessels in Teekay or other subsidiaries of Teekay which were not contributed to the Company are reflected above for periods prior to Teekay Tankers’ initial public offering. These transfers represent a reorganization of entities under common control and have been recorded at historical cost.

(2)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(3)	Please refer to “Changes to Accounting for Dropdown Transactions” included in this release.

(4)	For periods prior to the Company’s initial public offering, this represents the number of common shares received by Teekay in exchange for a 54% ownership interest in the Company at the time of the initial public offering.
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TEEKAY TANKERS LTD.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF INCOME
(in thousands of U.S. dollars, except share data)

	Six Months Ended June 30, 2008
		Adjustments
	As Previously	Derivative	Dropdown	As
	Reported	Instruments(1)	Predecessor(2)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	62,416	—	7,358	69,774

OPERATING EXPENSES
Voyage expenses	714	—	103	817
Vessel operating expenses	13,249	—	1,105	14,354
Depreciation and amortization	8,919	—	2,284	11,203
General and administrative	2,991	—	580	3,571

	25,873	—	4,072	29,945

Income from vessel operations	36,543	—	3,286	39,829

OTHER ITEMS
Interest expense (3)(4)	(777)	(4,031)	(2,176)	(6,984)
Interest income	290	—	—	290
Other expense — net	(13)	—	—	(13)

	(500)	(4,031)	(2,176)	(6,707)

Net income	36,043	(4,031)	1,110	33,122

Earnings per share (5) - Basic and diluted	$1.44			$1.28
Weighted-average number of Class A common shares outstanding - Basic and diluted	12,500,000			12,500,000
Weighted-average number of Class B common shares outstanding - Basic and diluted	12,500,000			12,500,000
Weighted-average number of total common shares outstanding - Basic and diluted	25,000,000			25,000,000

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Relates to the Dropdown Predecessor for the Suezmax Dropdowns for the period from January 1, 2008 to April 6, 2008, when the vessels were operating and under the common control of Teekay prior to their acquisition by the Company. Please refer to “Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Interest expense has been restated to reflect unrealized gains and losses due to the change in the mark-to-market value of an interest rate swap agreement that does not qualify as an effective hedge for accounting purposes.

(4)	The previously reported interest expense for the six months ended June 30, 2008 included an unrealized gain of $5.0 million relating to the change in fair value of an interest rate swap agreement. The restated interest expense now includes a net unrealized gain of $1.0 million for the six months ended June 30, 2008 relating to the change in fair value of the interest rate swap agreement.

(5)	Earnings per share is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor, by the weighted-average number of shares outstanding during the applicable period.
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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENT OF INCOME (1)
(in thousands of U.S. dollars, except share data)

	Six Months Ended June 30, 2007
		Adjustments
	As	Derivative	Dropdown	As
	Reported	Instruments(2)	Predecessor(3)	Reported
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	77,263	—	—	77,263

OPERATING EXPENSES
Voyage expenses	21,611	—	—	21,611
Vessel operating expenses	10,115	—	—	10,115
Depreciation and amortization	7,809	—	—	7,809
General and administrative	6,515	—	—	6,515

	46,050	—	—	46,050

Income from vessel operations	31,213	—	—	31,213

OTHER ITEMS
Interest expense	(3,316)	—	—	(3,316)
Interest income	—	—	—	—
Other expense — net	(1)	—	—	(1)

	(3,317)	—	—	(3,317)

Net income	27,896	—	—	27,896

Earnings per share - Basic and diluted	$1.86			$1.86
Weighted-average number of Class A common shares outstanding - Basic and diluted (4)	2,500,000			2,500,000
Weighted-average number of Class B common shares outstanding - Basic and diluted (4)	12,500,000			12,500,000
Weighted-average number of total common shares outstanding - Basic and diluted	15,000,000			15,000,000

(1)	Teekay formed Teekay Tankers in October 2007. Prior to the closing of the Company’s initial public offering on December 18, 2007, a subsidiary of Teekay transferred to the Company nine wholly owned subsidiaries, each of which owns one Aframax tanker, in exchange for 12,500,000 shares of the Company’s Class B common stock, 2,500,000 shares of the Company’s Class A common stock and a $180.8 million non-interest bearing promissory note. Prior to these contributions to the Company, Teekay transferred seven of the nine Aframax tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any transactions specifically attributable to these nine vessels in Teekay or other subsidiaries of Teekay which were not contributed to the Company are reflected above for periods prior to Teekay Tankers’ initial public offering. These transfers represent a reorganization of entities under common control and have been recorded at historical cost.

(2)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(3)	Please refer to “Changes to Accounting for Dropdown Transactions” included in this release.

(4)	For periods prior to the Company’s initial public offering, this represents the number of common shares received by Teekay in exchange for a 54% ownership interest in the Company at the time of the initial public offering.
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TEEKAY TANKERS LTD.
SUMMARY RESTATED CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	As at June 30, 2008
		Adjustments
	As Previously	Derivative	Dropdown	As
	Reported	Instruments(1)	Predecessor(2)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	19,706	—	—	19,706
Accounts receivable and due from pools	23,392	—	—	23,392
Other current assets	2,263	—	—	2,263
Vessels and equipment	441,135	—	—	441,135
Other non-current assets	4,089	—	—	4,089
Goodwill	—	—	4,670	4,670

Total assets	490,585	—	4,670	495,255

LIABILITIES AND STOCKHOLDERS’ EQUITY	—
Accounts payable and accrued liabilities	10,110	—	10,110
Current portion of long-term debt	3,600	—	—	3,600
Current portion of derivative instruments	1,789	—	—	1,789
Advances from affiliates	3,094	—	—	3,094
Long-term debt	317,028	—	—	317,028
Other long-term liabilities	6,793	—	—	6,793
Stockholders’ equity	148,171	—	4,670	152,841

Total liabilities and stockholders’ equity	490,585	—	4,670	495,255

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Relates to goodwill attributable to the Suezmax Dropdowns. Please refer to “Changes to Accounting for Dropdown Transactions” included in this release.
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TEEKAY TANKERS LTD.
SUMMARY ADJUSTED CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	As at December 31, 2007
		Adjustments
				As
	As	Derivative	Dropdown	Retroactively
	Reported	Instruments(1)	Predecessor(2)	Adjusted
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	34,839	—	—	34,839
Accounts receivable and due from pools	4,094	—	145	4,239
Other current assets	2,088	—	325	2,413
Vessels and equipment	267,729	—	178,812	446,541
Due from affiliates	—	—	131,757	131,757
Other non-current assets	1,574	—	1,157	2,731
Goodwill	—	—	4,670	4,670

Total assets	310,324	—	316,866	627,190

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	4,615	—	603	5,218
Current portion of long-term debt	3,600	—	—	3,600
Current portion of derivative instruments	894	—	—	894
Other	—	—	451	451
Long-term debt	145,500	—	183,007	328,507
Other long-term liabilities	6,921	—	1,048	7,969
Stockholders’ equity	148,794	—	131,757	280,551

Total liabilities and stockholders’ equity	310,324	—	316,866	627,190

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Relates to the Dropdown Predecessor for the Suezmax Dropdowns as at December 31, 2007, when the vessels were operating and under the common control of Teekay prior to their acquisition by the Company. Please refer to “Changes to Accounting for Dropdown Transactions” included in this release.
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TEEKAY TANKERS LTD.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30, 2008
		Adjustments
	As Previously	Derivative	Dropdown	As
	Reported	Instruments(1)	Predecessor(2)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	24,386	—	2,510	26,896

FINANCING ACTIVITIES
Proceeds from long-term debt	115,000	—	—	115,000
Repayments of long-term debt	(16,800)	—	—	(16,800)
Proceeds from long-term debt of Dropdown Predecessor	—	—	44,027	44,027
Repayment of long-term debt of Dropdown Predecessor	—	—	(153,656)	(153,656)
Debt issuance costs	(234)	—	(42)	(276)
Net advances to affiliates	—	—	(9,002)	(9,002)
Contribution of capital	—	—	1,020	1,020
Cash dividends paid	(20,375)	—	—	(20,375)
Share issuance costs	(1,130)	—	—	(1,130)

Net financing cash flow	76,461	—	(117,653)	(41,192)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(810)	—	(27)	(837)
Acquisition of Suezmax tankers from Teekay Corporation	(114,965)	—	114,965	—
Other investing activities	(205)	—	205	—

Net investing cash flow	(115,980)	—	115,143	(837)

Decrease in cash and cash equivalents	(15,133)	—	—	(15,133)
Cash and cash equivalents, beginning of the period	34,839	—	—	34,839

Cash and cash equivalents, end of the period	19,706	—	—	19,706

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Relates to the Dropdown Predecessor for the Suezmax Dropdowns for the period from January 1, 2008 to April 6, 2008, when the vessels were operating and under the common control of Teekay prior to their acquisition by the Company. Please refer to “Changes to Accounting for Dropdown Transactions” included in this release.
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TEEKAY TANKERS LTD.
APPENDIX A — RESTATED CASH DIVIDEND CALCULATION
(in thousands of U.S. dollars)

Cash Available for Distribution — Three Months Ended June 30, 2008
The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net income plus depreciation and amortization, loan cost amortization, non-cash items and any write-offs or other non-recurring items. The adjustments relating to the accounting for derivative instruments and the Dropdown Predecessor are non-cash items and thus, have no impact on the Company’s Cash Available for Distribution.

	Three Months Ended June 30, 2008
		Adjustments
	As Previously	Derivative	Dropdown	As
	Reported	Instruments(1)	Predecessor(2)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	22,005	325	298	22,628
Add:
Depreciation and amortization	5,430	—	129	5,559
Less:
Amortization of debt issuance costs and other	(21)	—	(7)	(28)
Unrealized gain from interest rate swap and amortization of accumulated other comprehensive income	(5,030)	(325)	—	(5,355)
Amount attributable to the Dropdown Predecessor	—	—	(420)	(420)

Cash Available for Distribution	22,384	—	—	22,384

Weighted-average number of total common shares outstanding	25,000,000			25,000,000

Cash dividend per share	$0.90			$0.90

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Relates to the accounting results of the Dropdown Predecessor for the Suezmax Dropdowns for the period from April 1, 2008 to April 6, 2008, when the vessels were operating and under the common control of Teekay prior to their acquisition by the Company. Please refer to “Changes to Accounting for Dropdown Transactions” included in this release.
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